

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 23, 2009

Jon E. Bortz
President & Chief Executive Officer
Pebblebrook Hotel Trust
10319 Westlake Drive, Suite 112
Bethesda, Maryland 20817

> **Re:** **Pebblebrook Hotel Trust**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed November 10, 2009**
> **File No. 333-162412**

Dear Mr. Bortz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your disclosure on pages 2, 3, 44 and 45 regarding your experienced leadership and strong track record for growth. Please balance this disclosure, as appropriate, with discussion of any major adverse business developments with respect to LaSalle Hotel Properties.

Business Strategy and Investment Criteria, page 4

2. We note your response to comment 11 in our letter dated November 4, 2009. You
   have not fully revised your disclosure to clarify how you expect the lodging industry
   fundamentals to improve. Please revise accordingly.

Our Distribution Policy, page 37

3. We note your revised disclosure on page 37 that you may fund your quarterly
   distributions out of your net proceeds prior to the time you have fully invested the
   net proceeds of this offering. Please revise your disclosure to include applicable risk
   factor disclosure and discuss how funding such distributions out of net proceeds will
   reduce your available funds for investment and may reduce investors' returns.

Our Business, page 38

4. We note your response to comment 20 in our letter dated November 4, 2009.
   Portions of your prospectus continue to reference a "management team lead by Mr.
   Bortz," such as in the second paragraph of page 38. This statement implies that you
   currently have a management team. As disclosed elsewhere, your management team
   of two additional employees will not be in place until completion of the offering.
   Therefore, please revise throughout to ensure that in all instances wherein you
   reference your "management team," you clarify that you are referencing your future
   management team.

5. We note that you intend to enter into management contracts with third-party hotel
   management companies. Please revise your disclosure to quantify, as applicable,
   any base management fees and termination fees associated with such contracts and
   briefly describe any performance based compensation to the management company.

Business Strategy and Investment Criteria, page 46

6. We note your response to comment 22 in our letter dated November 4, 2009. Please
   provide examples of some of the major U.S. cities in which you intend to acquire
   properties.

Our Management, page 53

7. We note your disclosure on page 58 that your LTIP units will be subject to
   performance-based acceleration. Please revise your disclosure to more fully describe
   this performance-based acceleration, including any applicable targets.

Our Principal Shareholders, page 65

8.   Please confirm that you will include the shares sold to Messrs. Bortz and Martz in the concurrent private placement within the table itself.

Material Federal Income Tax Considerations, page 81

9.   We note your statement on page 82 that counsel is expected to render an opinion. Prior to effectiveness, please revise to state that counsel has rendered an opinion.

Part II. Information Not Required In Prospectus, page II-1

Item 36. Financial Statements and Exhibits, page II-2

Exhibit 5.1 – Legality Opinion

10. We note assumption no. 5 on page 2 that the shares will not be issued or transferred in violation of the restrictions on transfer and ownership contained in the Declaration of Trust. Please tell us why such assumption is appropriate in light of your firm commitment offering or revise accordingly.

Exhibit 8.1 – Tax Opinion

11. We note assumption no. 1 on page 2 that each of the documents has been duly authorized, executed and delivered. Please tell us why such assumption is appropriate as you are opining that the registrant will be organized in conformity with the requirements for qualification as a REIT or revise accordingly.

12. We note your statement on page 3 that: "This opinion is issued to you and it speaks only as of the date hereof." Please note that it is inappropriate to imply that investors are not entitled to rely on the opinion expressed. Please revise accordingly.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573, or Kevin Woody, Accounting Branch Chief, at (202) 551-3629, if you have questions regarding comments on the financial statements and related matters. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3401 with any other questions.

Sincerely,

Jennifer Gowetski
Senior Counsel

cc: David C. Wright, Esq.
   Hunton & Williams, LLP
   Via facsimile (804) 788-8218